UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On Thursday, July 20, 2017, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced that it will be reporting its second quarter 2017 results on Wednesday, July 26, 2017. CEMEX will host a conference call and audio webcast presentation on this same date at 10:00 a.m. U.S. Eastern Time to discuss the results. CEMEX’s live presentation can be accessed, and dial-in information is available, at www.cemex.com.

CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), an indirect subsidiary of CEMEX, announced that it will also report its second quarter 2017 results on Wednesday, July 26, 2017 and host a conference call and webcast presentation on this same date at 11:30 a.m. U.S. Eastern Time to discuss the results. CLH’s live presentation can be accessed, and dial-in information is available, at www.cemexlatam.com.

CEMEX Holdings Philippines, Inc (“CHP”) (PSE: CHP), an indirect subsidiary of CEMEX, announced that it will report its second quarter 2017 results on Thursday, July 27, 2017 and host a conference call and webcast presentation on this same date at 10:00 a.m. GMT+08 (Wednesday, July 26, 2017, 9:00 p.m. U.S. Eastern Time) to discuss the results. CHP’s live presentation can be accessed, and dial-in information is available, at www.cemexholdingsphilippines.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: July 20, 2017	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller